EXHIBIT 99.4

Paris, May 13, 2011

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2011

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Approval of all resolutions proposed by the Board of Directors

Dividend of €2.28/share

The Annual Shareholders’ Meeting of Total was held on May 13, 2011 under the chairmanship of Christophe de Margerie. Shareholders approved all resolutions recommended by the Board of Directors, including:

•        Approval of the accounts for financial year 2010 and the distribution of a cash dividend for 2010 of 2.28 euros per share, stable compared to the previous year. Taking into account the interim dividend of €1.14 per share paid on November 17, 2010, the remaining balance of €1.14 per share will be paid on May 26, 2011[1].

•        Renewal as Directors for three-year terms of Ms. Patricia Barbizet and Mr. Paul Desmarais Jr. and Mr. Claude Mandil.

•        Appointment of Ms. Marie-Christine Coisne and Ms. Barbara Kux as Directors for three-year terms.

•        A financial authorization conferred to the Board of Directors.

The full results of the votes will be available on Total’s website www.total.com in the coming days.

The Shareholders’ Meeting was also an opportunity for Christophe de Margerie, Chairman and CEO, to report to shareholders on the current economic environment, the activities of the Board of Directors, corporate governance and the 2010 performance of the Group as well as the outlook.

[1] The ex-dividend date for the remainder of the 2010 dividend will be May 23, 2011; for the ADR (NYSE :TOT) the ex-dividend date is May 18, 2011.

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After describing the geopolitical and environmental events marking the energy industry since the start of 2010, Christophe de Margerie, on behalf of shareholders, thanked Total’s employees who used all means necessary to ensure the safety of the staff and their families, as well as to protect the integrity of the Group’s assets, in the countries affected by these events. He then explained the primary functions of the Board of Directors and their Committees, insisting particularly on the involvement of the directors in risk management and major project evaluation. The example of the Joslyn mining project in the Canadian oil sands was used to illustrate the sum of studies done before investment decisions are made and the Group’s commitment to reducing the environmental footprint of its projects.

Concerning the changes in corporate governance, Christophe de Margerie stressed the importance that Total puts on the diversity and complementary skills of the Board of Directors. On the subject of his compensation, he presented the performance criteria that are in effect. Regarding the policy of attributing restricted shares and stock options, he pointed out that the Group’s objective is to be able to reward individual performance while aligning the interests of management and the employees with those of the shareholders.

Christophe de Margerie also presented the key figures for 2010, showing the value created by Total for all of its stakeholders.

Chief Financial Officer Patrick de La Chevardière presented the main 2010 results and highlights from 2010 and early 2011. Adjusted net income was 10.3 billion euros in 2010, a 32% increase compared to 2009, and 3.1 billion euros in the first quarter 2011, a 35% increase compared to the first quarter 2010.

Patrick de la Chevardière highlighted the evolution of the Group’s profile since the beginning of 2010, illustrated by the dynamic asset management, the launch of major projects and the renewal of exploration acreage in the Upstream, as well as by major changes in Downstream-Chemicals.

Thanks notably to new partnership agreements signed since mid-2010 in Canada, Australia, Russia and Uganda, plus an increase in the exploration budget, the outlook for the future development of the Group has been strengthened, as detailed by Christophe de Margerie in the last part of his presentation.

While presenting an overview of 2011-2012, Chairman and CEO Christophe de Margerie insisted on the importance of corporate responsibility and the progress that has been made in this area, particularly in terms of safety, reducing the environmental footprint and diversity.

Christophe de Margerie detailed the major projects that will sustain production growth in the years to come. He also indicated his commitment to strengthen the competitiveness of Downstream-Chemicals and to pursue the development of new energies, like the recent friendly offer made by the Group for the U.S. company SunPower in the solar energy sector.

The level of organic investment is expected to increase to approximately 14 billion euros[2] ($20 billion) in 2011. In addition, within the framework of its dynamic portfolio management, the Group has already announced approximately 7 billion euros of acquisitions. Announced asset sales, including in particular the interest in Cepsa, should compensate for the amount of acquisitions and allow the Group to maintain a very solid balance sheet.

Christophe de Margerie concluded by thanking the nearly 4,000 shareholders present for their loyalty and confidence in the Group’s strategy. He reiterated his commitment to pursue profitable and sustainable growth, to promote innovation and corporate acceptability, and to supply the customers of Total with the energy they need.

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Total is one of the largest major integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas and power, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

[2] Investments excluding acquisitions and asset sales and including net investments in equity affiliates and non consolidated companies